September 12, 2011

Via EDGAR

William Thompson, Accounting Branch Chief

Robyn Manuel, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Spartan Stores, Inc.

Form 10-K for Fiscal Year Ended March 26, 2011, filed May 16, 2011

Definitive Proxy Statement on Schedule 14A, filed June 24, 2011

Form 8-K, filed July 27, 2011

File No. 0-31127

Dear Mr. Thompson:

The Company acknowledges receipt of your comment letter dated August 30, 2011.

The Company and its auditors and legal counsel have begun reviewing your inquiry and preparing a response. The Company is confident that it will be able to provide a satisfactory response to all of the staff’s questions and comments. The Company regrets, however, that it will not be able to provide a suitable response within the 10 business day period requested in your comment letter.

The Company’s response will be delayed due to our quarter-end closing process and the need to work with our auditors’ national office prior to submitting a complete response.

The Company expects to submit its full response on or before October 3, 2011. If this time for response will not be acceptable or if there are any further communications on this review, please direct them to me. My telephone number is (616) 878-8213, and my facsimile number is (616) 878-2775.

Very truly yours,

David M. Staples
Executive Vice President and Chief Financial Officer

850 76th Street SW    PO Box 8700    Grand Rapids MI 49518-8700    (616) 878-2000    www.spartanstores.com